

February 25, 2014

Via Email
David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re:** **Energy XXI (Bermuda) Limited**
> **Form 10-K for Fiscal Year Ended June 30, 2013**
> **Filed August 21, 2013**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2013**
> **Filed February 7, 2014**
> **File No. 001-33628**

Dear Mr. Griffin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 6 – Long-Term Debt, page F-14

1. Disclosure in your filing indicates that you allocated the proceeds from the issuance of $400 million of senior convertible notes in November 2013 between the debt component and the convertible equity component. Please provide us with your analysis of the guidance per FASB ASC 470-20 and FASB ASC 815-40 along with references to the relevant terms of the indenture governing these notes. As part of your response, please

specifically address any accounting impact associated with "fundamental change transactions," as identified on page 18 of your quarterly report.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director